SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  _____________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         for the month of December 2003

                                  _____________

                          ENGEL GENERAL DEVELOPERS LTD.
                 (Translation of Registrant's Name Into English)

                66 Ha'Histradrut Avenue, Haifa Bay 32960, Israel
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes [_]     No [X]



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     Following a letter of intent dated October 2003, a European subsidiary of
Engel General Developers Ltd. (OTCBB: ENGEF), has entered into a transaction with an international investment fund specializing in real-estate (the "FUND"), pursuant to which said Fund shall become a partner in the Company's residential development activities in Central and Eastern Europe.

     The investment will be made in the capital of Arces International B.V. ("ARCES"), a Dutch subsidiary of the Company which consolidates these activities. Arces shall issue to the Fund 50% of its outstanding share capital in return for the amount of (euro)15.5 million.

     The management of the projects in the Czech Republic, Hungary and Poland shall be performed by local companies affiliated by the Company, in return for management fees equal to 5% of the cost of construction and planning of the projects. In addition, a subsidiary of the Company shall be responsible for meeting the cost budget of the projects.

     Until the closing of the transaction the parties have agreed to complete certain actions, including obtaining the approval of the Czech antimonopoly authorities and other approvals. The Company views the Fund as an important and strategic partner which will enable it to increase the volume of is activity in Central and Eastern Europe.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ENGEL GENERAL DEVELOPERS LTD.
                                          (Registrant)


                                          By: /S/ Yaakov Engel
                                          --------------------
                                          Yaakov Engel
                                          Chief Executive Officer

Dated:  January 5, 2004